June 7, 2022

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Total Return Fund Inc.

CIK 0000836412

(File No. 333-263245)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on March 25, 2022, pertaining to the Registration Statement that was filed on Form N-2 by Virtus Total Return Fund Inc. on March 2, 2022. Where noted, changes, as applicable, have been made to the registration statement.

Set forth below is each comment and the Registrant’s response thereto.

1.	Comment:	Please confirm receipt of a letter of no objection from FINRA, if applicable.

Response:	The Fund is not using an underwriter for this offering, so no letter from FINRA is required.

2.	Comment:	In the Cover section on page 1, add “Prospectus” on the page.

Response:	Requested disclosure has been added.

3.	Comment:	In the Cover section on page 1, third paragraph, consider disclosing here that the equity target allocation is expected to increase due to the use of the proceeds of the offering, to increase the equity allocation described on page 19.

Response:	Requested disclosure has been added.

EDGAR Operations Branch
June 7, 2022

4.	Comment:	In the Cover section in the table at the top of page 2, in the fourth column, delete “or other persons” if all the proceeds go to the registrant.

Response:	Requested change has been made.

5.	Comment:	At the top of the Prospectus Summary on page 4, with respect to the second italicized sentence, explain why the second sentence is included, including what would be different if a difference in over-subscription actually occurred.

Response:	The statement has been revised to state as follows: “The information in this Prospectus assumes the Offer is fully subscribed, unless otherwise indicated that it assumes oversubscription.”

Where oversubscription of the Offer would result in a material difference, this statement reflects that the material difference will be disclosed in the document.

6.	Comment:	In the Prospectus Summary on page 4, third paragraph of subsection The Fund, please disclose the market cap policy with respect to the Fund’s equity investment. Note that the risk disclosures include Smaller Company Risk on page 37.

Response:	The following statement has been inserted after the first sentence: “The Fund may invest in issuers of any capitalization.” The risk disclosures have been updated to replace Smaller Company Risk with Large Market Capitalization Companies Risk and Small and Medium Market Capitalization Companies Risk.

7.	Comment:	In the Prospectus Summary on page 4, fourth paragraph of subsection The Fund, please specifically disclose the sectors in which the Fund principally invests. Please also confirm there is a corresponding risk disclosure for any sectors.

Response:	The disclosure has been updated to reflect that the fixed income portion of the Fund invests in the Utilities and Industrials sectors. Risk disclosures have been added for the specific sectors on page 8.

8.	Comment:	In the Prospectus Summary on page 4, fourth paragraph of subsection The Fund, please disclose the maturity policy with respect to the Fund’s debt investment.

EDGAR Operations Branch
June 7, 2022

Response:	The following has been included at the end of the paragraph: “Under normal circumstances, the Fund’s average duration is maintained at a level similar to the Bloomberg U.S. Aggregate Bond Index. The Fund manages duration utilizing a duration neutral strategy, but generally remains within a range of +/- 3 years. As of May 31, 2022, the effective duration of the Bloomberg U.S. Aggregate Bond Index was 6.51 years; the effective duration of the Fund was 3.60 years.”

9.	Comment:	At the bottom of page 6, in the section Risk Factors and Special Considerations, revise the heading to “Principal Risk Factors and Special Considerations” and move any disclosure of non-principal risks outside of the prospectus summary.

Response:	The heading has been revised as requested. The Registrant confirms this section contains only principal risks of investing in the Fund.

10.	Comment:	On page 7, in Certain Investment Strategies, replace “Certain” with “Principal” and move any non-principal strategies out of the prospectus summary section.

Response:	The subheading has been revised as requested. The Registrant confirms this section contains only principal investment strategies of the Fund.

11.	Comment:	The current risk disclosure includes general infrastructure risk factors. Please add specific risk disclosures regarding any of these sectors that is a principal investment strategy of the Fund.

Response:	Additional disclosure has been included for Utilities Industry Risk.

12.	Comment:	On page 8, Infrastructure-Related Investment Risk, please tailor the risk factor disclosure to reflect current market conditions, e.g. current energy prices, to the extent relevant to the Fund’s energy holdings.

Response:	High inflation has been added into the Market Volatility Risk description, reflecting the general risk, but inflation and high energy prices are not deemed to be more impactful to infrastructure securities than other areas, so no further disclosure has been added to Infrastructure-Related Investment Risk.

EDGAR Operations Branch
June 7, 2022

13.	Comment:	On page 8, with respect to Foreign Investing Risk, disclose foreign investing in the section The Fund above since it is identified as a presumed principal risk. If emerging market investing is a principal investment strategy, disclose this in the principal strategies section and disclose the corresponding risk in the principal risks.

Response:	Registrant notes the current investment strategies description reflects that the equity portion of the Fund invests ‘globally’ which is consistent with foreign investing risk, as there is no country restriction. In addition, the current investment strategies and the principal risk description have added disclosure to reflect that the Fund may invest in issuers in emerging markets.

14.	Comment:	On page 9, with respect to Bank Loan Risk, add disclosure about this in the description of investment strategies in The Fund above. If investment in Covenant Lite Loans is part of the principal strategies, disclose it there and disclose a corresponding risk here.

Response:	Requested disclosures have been added.

15.	Comment:	On page 10, with respect to Asset-Backed and Mortgage-Backed Securities Risk, add disclosure about Asset-Backed and Mortgage-Backed Securities in the description of investment strategies in The Fund above.

Response:	Requested disclosure has been added.

16.	Comment:	On page 11, with respect to the first sentence of Leverage Risk, disclose this in the principal strategies section since it is identified as a principal risk and describe there what margin financing is.

Response:	The following disclosure has been added at the end of the first paragraph under The Fund: “The Fund maintains credit agreements with banks through which it may leverage shareholders’ investment.”

17.	Comment:	On page 12, with respect to Closed-End Fund Risk, add disclosure about Closed-End Funds to the principal investment strategies in The Fund above.

Response:	This disclosure is intended to reflect the risk to shareholders of investing in shares of the Fund, as a closed-end fund. The risk disclosure has been updated as follows: “As a closed-end fund, the Fund’s shares may trade at a discount or premium from their net asset

EDGAR Operations Branch
June 7, 2022

values, which may affect whether an investor will realize gains or losses. The Fund may also employ leverage, which may increase volatility.”

18.	Comment:	In the fee table on page 12, with respect to the Interest and Fees on Leverage, add a footnote disclosing the amount of leverage in percentage and dollars that the Fund has incurred for purposes of this line item.

Response:	The following has been added as footnote 3: “As of November 30, 2021, the Fund held leverage of $159,750,000, or 27% of total assets.”

19.	Comment:	In Footnote 1, define Managed Assets here. Disclose how derivatives are valued for the purpose of calculating Managed Assets here.

Response:	The following has been inserted after the second sentence in Footnote 1 : ““Managed Assets” is defined as the value of the total assets of the Fund minus the sum of all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings or other indebtedness, entered into for the purpose of leverage).”

The Fund currently holds no derivatives, and derivatives are not included when calculating Managed Assets.

20.	Comment:	On page 19, in the first sentence of Foreign Restrictions, disclose that neither the offering documents nor the written notice of offering will be sent to shareholders located in foreign jurisdictions if doing so would require registering the offering in that jurisdiction and the Board, in approving the rights offering, determined that the cost of registering the transaction would be reasonably expensive to the Fund under the specific circumstances.

Response:	The Registrant and the Virtus Fund complex have a policy not to make any offerings outside of the U.S. so the Board was not asked to, and did not, make the requested determination.

21.	Comment:	On page 19, in first paragraph of Use of Proceeds, 5 lines down, revise the sentence to state that “the Fund anticipates” rather than the Adviser, or add a separate line for the Fund. In the next sentence, revise to “the Fund expects proceeds to be invested” rather than DPIM.

EDGAR Operations Branch
June 7, 2022

Response:	The two sentences have been revised as follows: “The Fund anticipates that the net proceeds of the Offer will be allocated wholly to the infrastructure sleeve and as a result the allocation to the equity portion will increase. The Fund also expects the proceeds to be invested in investments conforming to the Fund’s investment objective and policies within one month, under normal market conditions, from their receipt by the Fund.”

22.	Comment:	On page 21, the section under sub-heading Investment Objective discusses more than the investment objective so revise the subheading to reflect that.

Response:	The first paragraph has been revised to only include the first sentence and the remainder of the paragraph has been moved to the next section with a new subheading “Investment Strategies.”

23.	Comment:	On page 22, in the section Investment Strategies/Restrictions, separate the disclosure of fund restrictions from the discussion of principal strategies. In the separate investment strategies section, separate the disclosure of principal and additional non-principal investment strategies. (see Instruction 1 to Item 8.4 of Form N-2)

Response:	This section has been revised and reorganized into three subsections titled Principal Investment Strategies, Additional Investment Strategies, and Investment Restrictions.

24.	i) Comment:	On page 22, with respect to Closed-End Investment Companies, consider whether the fund needs to include an AFFE line item in the fee table above.

Response:	The AFFE for the Fund is currently less than one basis point so a separate line item is not necessary, but the expense table will reflect any material AFFE expenses greater than this amount when applicable.

ii) Comment:	In the last sentence, is the 10% limit applicable to investment companies generally or only to closed-end funds? Please state that. If this is not just for closed-end funds, also include it in the ETF disclosure on the next page.

Response:	The reference to the 10% limit has been removed because the Fund is only subject to the 1940 Act limits on investing in other funds, including closed-end fund or ETFs.

EDGAR Operations Branch
June 7, 2022

25.	Comment:	On page 23, Convertible Securities, if the Fund invests in contingent convertibles (CoCos) as part of its principal strategies, disclose it here and add disclosure of corresponding risks of CoCos.

Response:	The Fund does not currently invest in CoCos as a principal investment strategy or expect that they will become so.

26.	Comment:	On page 24, Leverage, if margin financing is a principal strategy, disclose it here as well.

Response:	Requested disclosure has been added.

27.	i) Comment:	On page 25, Temporary Defensive Positions, disclose that the Fund may not achieve its investment objective when taking a defensive position.

Response:	Requested disclosure has been added.

ii) Comment:	The first sentence does not appear to describe a defensive strategy, so move this to the principal strategies section.

Response:	The first sentence has been moved to the investment strategies section on page 21.

28.	Comment:	With respect to the risk factors beginning on page 26, disclosure in the Investment Strategies/Restrictions section do not identify some of these. Please identify them there, or explain why it is not appropriate or necessary to do so. For example, CDOs, CBOs, and CLOs in Asset-Backed Securities in second paragraph; Bank Loans, p.27; Commercial Mortgage Loans, p.28; Emerging Markets, p.30; Short Sales, p.37; Foreign Currency Risk, second paragraph, discusses currency hedging, while p.23 says currency transactions are used for settling but does not discuss hedging.

Response:	The principal risks describe the risks of the Principal Investment Strategies, including Bank Loans and Emerging Markets. A new section titled Additional Risks Associated with Investment Techniques and Fund Operations has been included on page 41, which describes those risks that apply to non-principal investment strategies.

EDGAR Operations Branch
June 7, 2022

29.	Comment:	On page 30, Derivative Risk, add disclosure of any risk related to the August 22 compliance date of Rule 18f-4 and how that will affect the Fund.

Response:	Registrant has adopted the necessary policies required under Rule 18f-4 and does not expect any issues regarding compliance.

30.	Comment:	On page 34, Leverage Risk, if the Fund intends, within one year of the effective date, to issue preferred shares, reflect the costs in the fee table.

Response:	The Fund does not intend to issue preferred shares within the next year so no additional disclosure has been included.

31.	Comment:	On page 39, under Portfolio Managers, replace ‘Each Fund’ with ‘The Fund.’ This section states the Fund is managed by a team of portfolio managers, so describe each portfolio manager’s role on the team. See Instruction to Section 9.1.c of Form N-2.

Response:	The first sentence under Portfolio Managers has been revised to state: “The Fund is managed by a portfolio manager from each Subadviser who manages the portion of the investment portfolio allocated to that Subadviser by the Adviser.”

32.	Comment:	With respect to the top paragraph on page 42, disclose the return of capital distribution and its effect on shareholders as a principal risk in the prospectus summary, including that such distributions do not represent yield or income, or explain why doing so is not appropriate.

Response:	The following has been inserted in the Risks section on page 37:

“Risk Connected with Return of Capital Distributions. In some years the Fund has made distributions to shareholders that significantly exceeded the Fund’s earnings and profits. In such event, when the Fund does not have positive accumulated earnings and profits, the excess distributions will be a non-taxable return of capital to a shareholder to the extent the distributions do not exceed the shareholder’s tax basis in its Fund shares. A return of capital may occur, for example, when some or all of the money that a shareholder invested in the Fund is paid back to a shareholder. Such a non-taxable return of capital distributions will reduce the shareholder’s tax basis in his or her Fund shares, thereby increasing the shareholder’s potential tax liability on a subsequent sale of his or her shares. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

EDGAR Operations Branch
June 7, 2022

When the Fund distributes amounts in excess of its net investment income and net realized capital gains, such distributions also decrease the Fund’s total assets and, therefore, have the likely effect of increasing the Fund’s expense ratio. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action.”

33.	Comment:	With respect to Description of Common Stock on page 44, please provide us with the Fund’s articles of incorporation which are incorporated by reference to the 1988 filing that is not available on Edgar.

Response:	A copy of the Fund’s original articles of incorporation is included as an exhibit.

34.	Comment:	SAI - With respect to Investment Restriction (5) on page 16, explain to us how the Fund engages in margin financing when this fundamental restriction prohibits the Fund from purchasing on margin.

Response:	Registrant submits that the margin financing in which the Fund engages is a part of the Fund’s permissible borrowing activities and does not constitute purchasing securities on margin within the meaning of Investment Restriction (5). Investment Restriction (5) must be read in conjunction with Investment Restriction (7). Investment Restriction (7) in relevant part permits the Fund to borrow money “in an amount not greater than 33 1/3% of the Fund’s total assets.” As permitted by Investment Restriction (7), the Fund has over time borrowed money from banks pursuant to various credit agreements, each of which has required the Fund to provide collateral in the form of portfolio securities and other assets. Under those agreements and under the current margin financing agreement, the Fund’s portfolio securities held as collateral are at all times in the possession of the Fund’s custodian and held in the Fund’s name, subject to a control agreement. By contrast, purchasing a security on margin involves a purchase of a security through a broker-dealer, with the broker extending the credit and holding the purchased security in its possession. Purchasing a security on margin would expose the Fund to counterparty risk because the broker holds the security in its own name and is not required to segregate the security from its own assets, making the security potentially subject to claims by the broker’s creditors. This counterparty risk is not posed by the Fund’s margin financing agreement. Moreover, if Investment Restriction (5) were read to prevent the Fund from using securities as collateral, the Fund’s ability to borrow as permitted by Investment Restriction (7) would be effectively eliminated.

EDGAR Operations Branch
June 7, 2022

35.	Comment:	Part C – with respect to Exhibit L, please confirm the legality opinion will comply with Staff Legal Bulletin 19.

Response:	Registrant confirms the legality opinion will comply with Staff Legal Bulletin 19.

36.	Comment:	Part C – in Item 34 Undertakings, Undertaking 5 is only required if the N-2 forward incorporates Exchange Act reports filed subsequent to this filing, so it is not applicable here.

Response:	The undertaking has been removed.

37.	Comment:	Part C – in Item 34 Undertakings, in Undertaking 7, insert “Prospectus or” before Statement of Additional Information.

Response:	Requested change has been made.

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Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Jennifer Fromm, Esq.

David C. Mahaffey, Esq.